

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Chuanbo Jiang
Chief Executive Officer
STAK Inc.
Building 11, 8th Floor, No. 6 Beitanghe East Road,
Tianning District, Changzhou, Jiangsu,
People's Republic of China, 213000

Re: STAK Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted March 12, 2024
CIK No. 0002002453

Dear Chuanbo Jiang:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 16, 2024 letter.

Draft Registration Statement Amendment No. 1 on Form F-1

Prospectus Summary, page 1

1. In response to prior comment 7, you added a risk factor that the Chinese government may intervene or influence your operations at any time. Please highlight this in the prospectus summary.

Business
Our Supply Chain, page 64

2.   Please refer to prior comment 11 and discuss the material terms of the framework cooperation agreements that you have with your two manufacturers, including the term of the agreement. We note that both agreements terminate on December 31, 2025.

Note 2 - Summary of Significant Accounting Policies , page F-8

3.   We note your response to prior comment 13. Your response indicates that you provide "a manufacturer's standard warranty" to your customers on all products sold. Disclose what is covered under this "manufacturer's standard warranty". Refer to ASC 606-10-55-30 through 55-35. Please revise to disclose your policy for accounting for product warranties in accordance with ASC 460-10. Refer to ASC 460-10-50-8(b) and 50-8(c).

(m) Revenue recognition , page F-10

4.   We note your expanded disclosure on page 65 in response to our prior comment 14. Please expand your revenue recognition disclosure to clarify who you have concluded is your customer in the sales of specialized oilfield vehicles and specialized oilfield equipment. Refer to ASC 606-10-20. In this regard, we note your disclosure on page 65, that, "We sell our products to customers, who then resell our products to end-users." Further, we note in your risk factor disclosure on page 19, that you promote and attract new customers through methods that include, "utilizing a dedicated network of specialized vehicle dealers." Given these disclosures, it is unclear whether you have concluded the dealers or the end-users are your customers. Please advise and disclose accordingly. Tell us the nature of the two businesses that you have disclosed on page 19 that were your largest customers in the fiscal years ended June 30, 2023 and 2022, respectively. If you have concluded the dealer is your customer, tell us how you have considered the guidance in ASC 606-10-32-25. If applicable, disclose your accounting for consideration payable to a customer.

5.   We have reviewed your response to the third bullet point of prior comment 14 related to your service income from automation solutions. We continue to note that you recognized the related revenue of the developed software or function at a point in time upon the customers' acceptance of the developed software or function. Please confirm and clarify your disclosures that the multiple promises that you identify, that include software development, training, debugging, maintenance, and other services occur prior to to the customers' acceptance of the developed software or function. Refer to ASC 606-10-25-14 and 19. For example, please explain the nature and delivery timing for the software and equipment maintenance. Lastly, please tell us your consideration of whether the multiple promises in the contract represent the combined outputs (i.e., developed software) specified by the customer. Refer to ASC 606-10-25-21(a).

Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence S. Venick, Esq.